[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1131

CyrusOne Inc.

Amendment No. 2 to Registration Statement on Form S-11

File No. 333-183132

November 7, 2012

Dear Ms. Gowetski:

CyrusOne Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-11 (File No. 333-183132) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated October 25, 2012, relating to the Registration Statement. Four clean copies of Amendment No. 2 and four copies that are marked to show changes from Amendment No. 1 to the Registration Statement, filed on October 5, 2012, are enclosed for your convenience along with three copies of this letter. Page references in the responses are to pages in the marked copy of Amendment No. 2.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure.

Our Portfolio, page 2

1.	We note your response to comments 7 and 9 of our letter dated September 4, 2012. Please revise the narrative on page 2 and throughout the prospectus to clarify that you do not own 14 buildings in which your data centers are located that account for 37% of your total annualized rent as of June 30, 2012. In addition, please explain to us how you calculate annualized effective rent, which gives effect to abatements, free rents and other straight-line adjustments, and why it is greater than annualized rent.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 2 of Amendment No. 2, and elsewhere in the document as appropriate, to clarify that it does not own 14 buildings in which its data centers are located that account for 36% of its total annualized rent as of September 30, 2012.

The Company also notes the Staff’s comment regarding the calculation of annualized effective rent and advises the Staff that the Company calculates annualized effective rent as cash rent, including reimbursements, adjustments for straight line abatements, free rent and contractual rent changes over the lease term and the amortization of long-term deferred revenue for the specified month, multiplied by 12. For the month of September 2012, the Company’s annualized effective rent was $218,612,619, while its annualized rent, defined as cash rent, including reimbursements under existing customer leases for a specified month, multiplied by 12, was $211,729,733. The reason annualized effective rent is greater than annualized rent is that the Company’s positive straight line adjustments exceed its negative straight line adjustments. For example, for the month ended September 30, 2012, positive straight line adjustments to convert cash rent into GAAP rent were $595,196, or $7,142,355 on an annualized basis. These adjustments related to contracts where customers either have contractual payment escalation provisions that occur at a later date or have pre-paid for services, and the cash rent paid on a monthly basis is less than the GAAP rent associated with such contracts. For the month ended September 30, 2012, negative straight line adjustments to convert cash rent into GAAP rent were $21,622, or $259,469 on an annualized basis. These adjustments related to leases where customers were either given credits upon renewal or were given free rent periods, which, in each case, are amortized over the duration of the lease.

2.	We note footnote (b) on page 3 that annualized rent represents monthly contractual rent (defined as cash rent including reimbursements) under existing customer leases as of June 30, 2012, multiplied by 12. We also note your disclosure on page 103 that 26% of portfolio annualized rent will expire in the remainder of 2012. Please advise us (i) how providing annualized rent including reimbursements provides a more relevant measure of rent (including any trends) than a net number and (ii) how multiplying contractual rent as of June 2012 by 12 is relevant when 26% of portfolio annualized rent will expire in the remainder of 2012. We may have further comment.

The Company notes the Staff’s comment and respectfully advises the Staff that the inclusion of metered-power reimbursements in its annualized rent calculation provides useful information to investors. The inclusion of metered-power reimbursements in the Company’s calculation of annualized rent mirrors its treatment of such reimbursements in the calculation of revenue for the purposes of the Company’s consolidated financial statements, as the Company has determined that such reimbursements should be accounted for on a gross basis in its revenue, consistent with GAAP. Furthermore, 51% of the Company’s annualized rent is generated from customers that are on a full-service gross model, pursuant to which rent associated with power is embedded within the customer’s monthly contractual rent amount and cannot be isolated. The Company respectfully submits that it could be misleading to investors if revenue associated with power is included in the Company’s annualized rent calculation for the full-service customers, while not included for customers with metered power. The Company also respectfully submits that including metered power reimbursements in its annualized rent calculation provides investors with an appropriate measure by which they can apply profitability margins from the Company’s consolidated financial statements. If metered power reimbursements were removed from the Company’s annualized rent calculation, investors would need to remove a corresponding expense in order to re-compute a comparable profitability margin, which may not be readily apparent to the investor.

In addition, the Company advises the Staff that multiplying contractual rent as of the last available month by 12 for leases that will expire within the calendar year provides useful information to investors because of the Company’s low recurring rent churn and the significant number of our customer leases that roll through automatic renewal. As of June 30, 2012, 26% of the Company’s portfolio annualized rent was set to expire in the remainder of 2012. This percentage declined to 13% as of September 30, 2012, as leases representing 13% of the Company’s portfolio annualized rent as of June 30, 2012 expired between July 1, 2012 and September 30, 2012. The recurring rent churn associated with such leases was approximately $1.4 million, representing less than 1% of the Company’s portfolio annualized rent as of June 30, 2012. The remaining 12% of the Company’s portfolio annualized rent as of June 30, 2012 remained in the Company’s annualized rent as of September 30, 2012. Approximately half of this remaining 12% was transferred to month-to-month leases, while one quarter auto-renewed for a year to expire in 2013 and the remaining quarter signed new leases with terms ranging from two to six years.

Summary Financial Data, page 16

3.	We note your response to comment 12 of our letter dated September 4, 2012. Please revise your disclosure to include the information provided in your response, including that you have not historically incurred any tenant improvement costs.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 21 of Amendment No. 2, and elsewhere in the document as appropriate, to include the information provided in the Company’s response to comment 12 of the Staff’s letter dated September 4, 2012, including that the Company has not historically incurred any tenant improvement costs.

Dividend Policy, page 48

4.	Please revise your disclosure throughout to refer to “distributions” rather than “dividends” as we note your disclosure that you anticipate that your distributions may exceed then-current and accumulated earnings and profits.

In response to the Staff’s comment, the Company has revised the disclosure appearing throughout Amendment No. 2 to refer to “distributions” rather than “dividends.”

5.	We note that you are only estimating recurring capital expenditures and you are using an average over the past 18 months. When determining the amount to use for estimated capital expenditures you should use a period of 36 months to determine the average amount of capital expenditures and if you are estimating a greater amount over the next 12 months you need to use the expected capital expenditure amount. We note your response to comment 18 where you expect your capital expenditures to be approximately $240 million during 2012 with a portion of that being incurred during the first six months of 2012. If you believe you will be financing these estimated capital expenditures we would expect to see a cash outflow in investing activities and a corresponding cash inflow from financing activities. If this is the case tell us how you would finance these costs and whether you have a commitment from a lending institution.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 53 and 54 of Amendment No. 2 to use a period of 36 months to determine the average amount of recurring capital expenditures. The $240 million in expected capital expenditures for 2012 includes both recurring and discretionary capital expenditures. The Company currently includes only recurring capital expenditures in the distribution policy discussion of the Registration Statement as discretionary capital expenditures will not be financed through operating cash flow. The Company plans to finance its discretionary capital expenditures through the use of proceeds from this offering, as well as through availability under the new $225 million revolving credit facility that the Company expects to enter into prior to the consummation of this offering, as described on page 15 of Amendment No. 2. The Company’s use of proceeds disclosure expressly provides that the net proceeds from this offering are intended to finance capital expenditures. In addition, the Company has supplementally provided the Staff, as Appendix A to this letter, with the revised “Distribution Policy” section, which includes updated numerical data with respect to estimated cash available for distribution.

6.	We note that you have added back “net increases (decreases) in contractual rent income” as an adjustment in your estimation of the initial cash available for distribution. Please revise your disclosure to add back any contractual expense increases such as increased taxes or insurance, if applicable.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company does not anticipate any contractual expense increases as a result of net increases in contractual rent income. However, the Company does anticipate an increase in variable expenses associated with increases in contractual rent income and, as a result, has used an average NOI margin to account for such variable expenses.

7.	We note footnote (c) on page 50. Please tell us your basis for determining estimated variable expenses using your average NOI margin and explain how this margin is calculated.

The Company notes the Staff’s comment and advises the Staff that NOI is calculated as net (loss) income, as defined by GAAP, plus noncontrolling interests, excluding (gain) loss on sale of real estate improvements, plus income tax (benefit) expense, loss on extinguishment of debt, interest expense, sales and marketing costs, general and administrative costs, depreciation and amortization, transaction costs, management fees charged by CBI, loss on sale of receivables to CBF, restructuring costs and asset impairments. NOI can also be calculated as revenues less property operating expenses. NOI margin is calculated by dividing NOI by revenue. The Company respectfully submits that property operating expenses are an accurate measure of the variable expense associated with its customer leases, as property operating expenses include all costs of services sold. The Company also respectfully submits that using average NOI margin over the past 21 months is a reasonable and more recent basis for estimation than its NOI margin over the past 36 months, given the Company’s pace of growth.

Dilution, page 53

8.	We note your response to comment 15 of our comment letter dated September 4, 2012. Please include a table showing the relative contribution of the sponsors/affiliates of the predecessor and the new investors based on the book value of properties contributed in the formation transactions in the case of the sponsors/affiliates, and the cash contributions in the case of the new investors.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 56 and 57 of Amendment No. 2 to provide the requested table. The Company undertakes to provide the numerical data for this table as soon as such data has been established.

Liquidity and Capital Resources, page 76

9.	We note your response to comment 21 of our letter dated September 4, 2012 and the revised disclosure on page 77 that you will be released from the guarantee obligations concurrent with the related financing transactions and prior to or concurrent with this offering. Please revise to clarify whether the release from your guarantee of the $2.2 billion CBI debt is a condition to this offering. If not, please provide appropriate risk factor disclosure that describes the risks and consequences to you if you are not released from these guarantee obligations.

The Company notes the Staff’s comment and advises the Staff that on November 6, 2012, it priced an offering of $525 million in aggregate principal amount of its 6.375% Senior Notes due 2022. The Company will be released from the guarantee obligations referenced on page 87 of Amendment No. 2 upon the closing of that offering, which is expected to occur on or about November 20, 2012. The Company advises the Staff that future amendments of the Registration Statement will reflect that these guarantee obligations have been released.

10.	We note your response to comment 22 of our comment letter dated September 4, 2012 where you state that the company “undertakes to include disclosure analyzing how the financial covenants in its indebtedness may restrict its ability to incur additional debt to finance its operations.” We will monitor for this disclosure before effectiveness of the registration statement.

The Company notes the Staff’s comment, and reaffirms its undertaking to include disclosure analyzing how the financial covenants in its indebtedness may restrict its ability to incur additional debt to finance its operations. Such disclosure will be provided when the covenants contained in the Company’s future indebtedness have been established.

Lease Expiration, page 103

11.	We note that 27% of your total number of lease agreements were in automatic renewal. Please revise to briefly explain how this 27% is reflected in the lease expiration chart.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 110 of Amendment No. 2 to explain that “[c]ustomers whose leases have been auto-renewed prior to September 30, 2012 are shown in the calendar year in which their current auto-renewal term expires.”

Note 4. Investing in Real Estate, page F-20

12.	We note your response to comment 32 and the revisions to page F-20. Please reconcile the narrative disclosure of $61.9 million of additions to buildings and improvements to the tabular disclosure of $104.2 million in real estate additions. We issue the same comment for the Schedule III disclosure on page F-51, where the narrative disclosure indicates $108.8 million, $160.1 million and $65.7 million for 2011, 2010 and 2009, respectively, while the table indicates $163.0 million, $181.3 million and $27.0 million, respectively for these periods.

In response to the Staff’s comment, the Company has provided supplementally, as Appendix B to this letter, a reconciliation of the activity in buildings and improvements to the investment in real estate additions for the nine months ended September 30, 2012 and for each of the three years in the period ending December 31, 2011. In addition, the Company respectfully directs the Staff to the disclosure appearing on pages 70, 73, 76 and 79 of Amendment No. 2, which describe our expansion strategy and the significant components of our capital expenditures for the three and nine months ended September 30, 2012 and the years ended December 31, 2011, 2010 and 2009.

Please contact the undersigned at (212) 474-1131, or, in my absence, Daniel A. O’Shea at (212) 474-1792 or John C. Duffy at (212) 474-1408, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Ms. Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

cc:	Mr. Gary Wojtaszek, CyrusOne Inc.

Mr. Daniel Gordon, Securities and Exchange Commission

Ms. Kristi Marrone, Securities and Exchange Commission

Ms. Folake Ayoola, Securities and Exchange Commission

APPENDIX A

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of our common stock. We intend to make a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending December 31, 2012, based on $     per share for a full quarter. On an annualized basis, this would be $     per share, or an annual distribution rate of approximately     % based on an estimated initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending September 30, 2013. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending September 30, 2013, which we have calculated based on adjustments to our pro forma loss before noncontrolling interests for the 12 months ended September 30, 2012. This estimate was based on the Predecessor’s historical operating results and does not take into account our growth strategy. In estimating our cash available for distribution for the 12 months ending September 30, 2013, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisitions, development and other capital expenditures and other activities, other than a provision for recurring capital expenditures and contractual obligations for leasing commissions. It also does not reflect the amount of cash estimated to be used for financing activities, except for scheduled principal payments on capital leases and other long-term obligations. Any such investing and/or financing activities may adversely affect our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with U.S. GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected distributions per share if the underwriters exercise their over-allotment option; however, this could require us to utilize additional cash on hand or borrow under our revolving credit facility to make the distributions associated with the over-allotment option.

We anticipate that, at least initially, our distributions may exceed our then-current and accumulated earnings and profits as determined for U.S. federal income tax purposes due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of such common stock. In that case, the gain (or loss) recognized on the sale of such common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, such distributions generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we make in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our customers to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income excluding net capital gains and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income including net capital gains. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements, and we may need to borrow funds to make these distributions.

The following table describes our pro forma income (loss) before noncontrolling interests for the year ended December 31, 2011, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending September 30, 2013 (amounts in millions except share data, per share data, square footage data and percentages):

Pro forma loss before noncontrolling interests for the year ended December 31, 2011	$(5.3)
Less: pro forma loss before noncontrolling interests for the nine months ended September 30, 2011	3.3
Add: pro forma loss before noncontrolling interests for the nine months ended September 30, 2012	(17.3)

Pro forma loss before noncontrolling interests for the 12 months ended September, 30, 2012	(19.3)
Add: real estate depreciation and amortization (a)	48.4
Add: other depreciation and amortization (b)	20.0
Add: net increases (decreases) in contractual rent income (c)	12.1
Less: net decreases in contractual rent income due to lease expirations, assuming recurring rent churn based on historical data (d)	(5.4)
Less: net effect of straight line rents (e)	(8.2)
Add: non-cash compensation expense (f)	8.3
Add: amortization of financing costs (g)	1.4
Add: non-cash impairment charges (h)	13.3

Estimated cash flow from operating activities for the 12 months ending September 30, 2013	70.6

Estimated cash flows used in investing activities:
Less: contractual obligations for leasing commissions (i)	(0.2)
Less: estimated annual provision for recurring capital expenditures (j)	(2.6)

Total estimated cash flows used in investing activities	(2.8)

Estimated cash flows used in financing activities—scheduled principal amortization payments of capital and other long-term lease obligations (k)	(8.3)

Estimated cash flow available for distribution for the 12 months ending September 30, 2013	59.5

Our share of estimated cash available for distribution (l)

Noncontrolling interests’ share of estimated cash available for distribution

Total estimated initial annual distributions to stockholders

Estimated initial annual distribution per share (m)

Payout ratio based on our share of estimated cash available for distribution (n)	%

(a) Real estate depreciation and amortization for the 12 months ended December 31, 2011	37.8

Less: Real estate depreciation and amortization for the nine months ended September 30, 2011	(26.8)

Add: Real estate depreciation and amortization for the nine months ended September 30, 2012	37.5

Real estate depreciation and amortization for the 12 months ended September 30, 2012	48.4

(b)	Other depreciation and amortization primarily consists of non-cash amortization of customer relationship intangibles, non-real estate depreciation, and amortization of other intangibles:

Other depreciation and amortization for the 12 months ended December 31, 2011	17.8
Less: Other depreciation and amortization for the nine months ended September 30, 2011	(13.2)

Add: Other depreciation and amortization for the nine months ended September 30, 2012	15.5

Other depreciation and amortization for the 12 months ended September 30, 2012	20.0

(c)	Represents net increases from new leases, renewals and contractual rent increases, net of abatements, from existing leases and net decreases for terminated leases or rate reductions, in each case that were not in effect for the entire 12 month period ended September 30, 2012, or that will go into effect during the 12 months ending September 30, 2013, based on leases entered into or that expired and were not renewed through October 31, 2012, less estimated variable expenses associated with such leases using our average NOI margin of 66.9% for January 1, 2011 through September 30, 2012.

(d)	Represents estimated decreases in contractual rent revenue during the 12 months ending September 30, 2013 due to lease expirations, assuming a recurring rent churn rate of 3.8% (which was our recurring rent annual churn rate for the period from January 1, 2011 through September 30, 2012), less estimated variable expenses associated with such leases using our average NOI margin of 66.9% for January 1, 2011 through September 30, 2012. The adjustment has been calculated as follows:

Annualized rent as of September 30, 2012	$211.7
Assumed recurring rent annual churn rate	3.8%

Total estimated decrease in contractual rent revenue during the 12 months ending September 30, 2013 due to lease expirations	$8.0
Average NOI margin for January 1, 2011 through September 30, 2012	66.9%

Total estimated decrease in contractual rent income during the 12 months ending September 30, 2013 due to lease expirations	$5.4

(e)	Represents the conversion of estimated rental revenues on in-place leases from GAAP basis to a cash basis of recognition.

(f)	Pro forma non-cash compensation expense related to awards of restricted shares and performance units that vest over a three-year period.

(g)	Pro forma non-cash amortization of financing costs for the 12 months ended September 30, 2012.

(h)	Represents non-cash impairment charges on real estate for the 12 months ended September 30, 2012.

(i)	Reflects contractual leasing commissions for the 12 months ending September 30, 2013 based on new leases entered into through October 31, 2012. The Company has not historically paid for tenant improvements or leasing commissions for renewed leases. The Company pays leasing commissions based upon new monthly recurring revenue, not square footage sold. Commissions paid to internal personnel and third-party brokers were $3.9 and $3.6 for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

(j)	For the 12 months ending September 30, 2013, the estimated costs of recurring building improvements (excluding costs of customer improvements) at our properties is approximately $2.6 and is based on the weighted average annual capital expenditures costs of $1.61 per rentable square foot in our portfolio incurred during the 36 months ended September 30, 2012 multiplied by 1,628,717 NRSF. The following table sets forth certain information regarding historical recurring capital expenditures at the properties in our portfolio through September 30, 2012.

	Three Months Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Weighted Average October 1, 2009- September 30, 2012

Recurring capital expenditures (in millions)	$0.4	$1.8	$1.8	$2.0	$2.0
Average NRSF during period	882,310	1,070,850	1,310,067	1,491,212	1,238,839

Recurring capital expenditure per square foot	$0.43	$1.68	$1.37	$1.34	$1.61

(k)	Represents scheduled amortization payments of capital lease obligations and other long term lease obligations due during the 12 months ending September 30, 2013.

(l)	Our share of estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximate % aggregate partnership interest in our operating partnership.

(m)	Based on a total of shares of our common stock to be outstanding after this offering.

(n)	Calculated as our estimated initial annual distribution divided by our share of estimated cash available for distribution for the 12 months ending September 30, 2013.

Appendix B

Reconciliation of Buildings & Improvements Additions
($ in millions)

	For the Nine Months Ended September 30, 2012
	Buildings & Improvement	Land	Equipment	Construction in Progress	Investment in Real Estate
Beginning of Year	$568.6	$26.5	$16.1	$49.0	$660.2
Additions*	115.2	14.7	27.1	7.6	$164.6
Impairments	(17.1)	0.0	0.0	0.0	($17.1)
Disposals	(0.2)	0.0	0.0	0.0	($0.2)

End of Period	$666.5	$41.2	$43.2	$56.6	$807.5

	For the Year Ended December 31, 2011
	Buildings & Improvement	Land	Equipment	Construction in Progress	Investment in Real Estate
Beginning of Year	$460.0	$5.5	$14.6	$18.3	$498.4
Additions*	108.8	21.0	2.5	30.7	$163.0
Disposals	(0.2)	0.0	(1.0)	0.0	($1.2)

End of Year	$568.6	$26.5	$16.1	$49.0	$660.2

	For the Year Ended December 31, 2010
	Buildings & Improvement	Land	Equipment	Construction in Progress	Investment in Real Estate
Beginning of Year	$300.4	$4.9	$8.5	$3.8	317.6
Additions*	160.1	0.6	6.1	14.5	181.3
Disposals	(0.5)	0.0	0.0	0.0	(0.5)

End of Year	$460.0	$5.5	$14.6	$18.3	$498.4

	For the Year Ended December 31, 2009
	Buildings & Improvement	Land	Equipment	Construction in Progress	Investment in Real Estate
Beginning of Year	$234.7	$4.9	$0.0	$51.0	$290.6
Additions*	65.7	0.0	8.5	(47.2)	27.0
Disposals	0.0	0.0	0.0	0.0	0.0

End of Year	$300.4	$4.9	$8.5	$3.8	$317.6

*	Additions consist of cash capital expenditures, non-cash acquisitions of property by assuming debt or other noncurrent liabilities, property contributed or funded by CBI, transfers from construction in progress and foreign currency translation. Cash capital expenditures for real estate assets were $143.1 million for the nine months ended September 30, 2012, and $115.7 million, $28.3 million and $27.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.